Mail Stop 4561

August 21, 2007

Ms. Martha L. Long
Senior Vice President
Shelter Properties VII
55 Beattie Place
PO Box 1089
Greenville, SC   29602

   Re: Shelter Properties VII
     Form 10-KSB for the year ended December 31, 2006
     Filed March 23, 2007
     File No. 000-14369

Dear Ms. Long:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Daniel L. Gordon
        Branch Chief